[This press release is being filed with the SEC pursuant to certain U.S. securities rules. Certain information in this release has been redacted to comply with such rules.]

Evolving Updates Drilling Progress at its Sheep Creeks Project near the
Carlin Gold District, North-Central Nevada

February 28, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to report that core drilling continues at the Company’s Sheep Creeks project situated between the Carlin and the Getchell gold trends in north-central Nevada, and that anomalous gold values have been returned from the first diamond drill hole which was terminated approximately 200 to 300 meters above target depth due to technical difficulties.

The third hole (SCD-3,diamond core) is currently at a depth of 1661 feet (506 meters) and is situated approximately 120 meters to the SW of the first reverse circulation hole (SCR-1,see press release dated January 23, 2008 for results of this partially completed RC hole). The first diamond drill hole, a twin hole to the first reverse circulation hole, and collared adjacent to it, was abandoned at 375 meters, also due to technical reasons. SCD-3, a core hole, has given the Company a much more extensive intersection of the strata underlying the Sheep Creek project area and is planned to continue from its current depth to approximately 600 to 700 meters final depth.

In the Sheep Creeks area, Evolving controls over 50,000 acres of land which has been acquired primarily by staking. The Company’s concept is that beneath the unaltered Miocene volcanic cover, Paleozoic-age sediments, of the same age and lithology to those which host the major gold deposits of the Carlin and Getchell gold trends, may potentially be preserved close enough to surface to be drilled and explored. The concept, which addresses the potential for the continuation of the prolific Carlin trend of gold deposits, has as its basis a structural analysis of the region based to a large degree on gravity data. This entire area, which lays between the prolific Carlin and Getchell gold trends, has seen almost no previous drilling. The closest historic drill hole to Evolving’s current drilling is at least 10 kilometers distant.

The first Evolving reverse circulation hole, (SCR-1), which is vertically inclined, reached a depth of 1480 feet (463 meters) before being abandoned due to technical reasons. A twin hole, drilled with a diamond drill, (SCD-2), was collared nearby the terminated reverse circulation hole, and was planned to reach a target depth of approximately 650 meters. SCD-2 also encountered technical difficulties and was terminated at 1230 feet (375 meters).

Both holes penetrated approximately 350 meters of Miocene-age, unaltered volcanic rocks. At approximately 350 meters depth they entered an approximately 20 meters thick zone of intensely pyritized and silicified intermediate volcanic rocks, interpreted by the Company to represent the base of the Miocene volcanic sequence in this area.

From 370 meters (approximately) both SCR-1 and SCD-2 entered a sequence of intensely silicified, fractured and brecciated fine-grained sedimentary rocks, although specific intervals with volcanic-like textures are also observed. Over broad areas, the degree of alteration, and sulphide-quartz veining and replacement has rendered the protolith difficult to identify without planned, future petrographic studies.

The bottom 235 meters of the SCR-1, (all assays have been returned), averages 0.23 grams per ton (gpt) gold, with individual 5 foot (1.6 meters) intervals ranging up to 1.56 gpt gold (refer to press release dated January 23, 2008). Thus, the first hole within the Company’s large land holdings showed the underlying strata to be intensely hydrothermally altered and anomalously gold-bearing.

SCD-2, which terminated at 375 meters, penetrated only a small section of what the Company interprets to be potentially sedimentary basement strata. However, it, too, has returned geochemically-anomalous gold and pathfinder elements from the heavily pyritized basal section of the Miocene volcanic sequence. For example, between 321.3 and 375 meters, gold values range from less than detection to a high value of 4.8 gpt over 1 meter intervals. Significant values include 4 meters grading 1.69 gpt gold which includes a 2 meter interval of 3.12 grams per ton gold. It is important to emphasize that the hole was terminated approximately 300 meters above the target depth, where the Company expects calcareous sedimentary strata to be intersected. Multi-element geochemical analyses have all been returned for the first reverse circulation hole and the significance of the “pathfinder” element anomalies which accompany gold and alteration in the hole has been discussed previously (see press release dated January 23, 2008).

SCD-3 is located approximately 120 meters SW of the first sites. This hole is currently at a depth of 506 meters. The first 300 meters penetrated unaltered Miocene volcanic, becoming highly pyritized, silicified and altered between 300 and 325 meters. At approximately 325 meters onwards, the rocks are dominated by intensely silicified rocks including what the Company believes were of sedimentary protoliths. Occasionally, units which resemble highly-altered volcanic rocks are also noted. Moderate fracturing, brecciation, and pyritization accompany the siliceous alteration. Dark-colored andesite dykes are also occasionally present. From 457 to 483 meters (26 meters), silty sediments have undergone silicification and brecciation while the degree of sulphidization as cross-cutting veins and disseminations increases significantly. Barite is also noted in this interval. At 483 meters, the hole entered brecciated, sulphidized, and occasionally dolomitized limestone. In places the limestone is intensely silicified, and can exhibit laminated, bioturbated textures. Drilling will continue until a depth of 600 to 700 meters.

Photographs of drill core from Evolving’s third hole can be viewed on the Company’s web site at http://evolvinggold.com/properties2/sheep-creeks/sheep-creeks-photos/.

Dr. Quinton Hennigh, Ph.D., Vice President of Exploration states: “Our Sheep Creeks project consists of approximately 80 square miles of exploration ground staked to date. It is significant to me that a scientifically-based program, combined with a business environment that supports imaginative exploration, has resulted in the identification of highly-altered, mineralized strata in our first few holes, including highly-anomalous gold values from the first two holes which were terminated short of the target depth. Regarding our latest hole, which is still in progress, and has yet to be assayed, I have yet more confidence that the original premise for our program in the area - that potentially mineralized strata lie at reasonable depth beneath relatively shallow overburden - is correct”.

Drill core from RCD-3 is currently being logged and sampled, and will be dispatched to ALS Chemex Labs in Elko, Nevada for sample preparation. All previous and current geochemical analyses are carried out ALS Chemex in North Vancouver, B.C.

About Evolving Gold Corp.

Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of [redacted information] prospective gold prospects in the southwestern United States. The Company is actively exploring 10 separate gold properties, primarily in known, producing gold trends in the state of Nevada. The Company has recently completed first rounds of drilling at the Malone (NM) and Fisher Canyon (NV) gold prospects and is currently drilling at their large Sheep Creeks (Carlin District) and Siesta (Sleeper District) gold prospects which Evolving has acquired by staking in north-central Nevada. Evolving recently announced the signing of a definitive agreement to acquire 100% of the Rattlesnake gold prospect located in Wyoming (see press release dated January 18, 2008).

Evolving has entered into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the prolific Carlin Gold Trend (see press

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
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release dated December 5, 2007). In total, Evolving holds over 90,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Lawrence Dick,
President and Director
lawrence@evolvinggold.com
Tel: (604) 685-6375
Toll Free: 1 -866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989 Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 996-0238
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7